# JCDecaux

02 JUN -7 AM 11:12

UNITED STATES
SECURITIES AND EX
WASHINGTON, D.C. 20549
U.S.A.

02034752

82-34631

SUPPL

**Communication Extérieure**

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Malaisie
Norvège
Pays-Bas
Philippines
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Viêt Nam
Yougoslavie

June 3rd, 2002

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached disclosure materials for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

These documents consist in :

- Information on sales made during FY 2002 (first quarter), that JCDecaux SA is required to make public pursuant to French regulations, and which were published in the French BALO (Official Bulletin), on May 10, 2002,
- Press release about co-operation between JCDecaux and Affichage Holding in Central Europe.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

dlw 6/10

Patrick GOURDEAU
General Counsel

## JCDecaux SA

Société Anonyme à Directoire et Conseil de Surveillance
Capital de 3 378 284,27 €
Siège Social : 17, rue Soyer - 92200 - NEUILLY SUR SEINE (France)
307 570 747 R.C.S NANTERRE

---

Chiffre d'Affaires
(En millions d'Euros)
**Turnover (in million Euros)**

| | Comptes Individuels (not consolidated accounts) | | |
|---|---|---|---|
| | **2002** | **2001** | **Variations** |
| | **1er Trimestre** au 31/03/02 | **1er Trimestre** au 31/03/01 | **1er Trimestre** 2002 vs 2001 |
| | **(1st quarter)** **at 03/31/02** | **(1st quarter)** **at 03/31/01** | **(1st quarter)** **2002 vs 2001** |
| **Total** | 143,7 | 165,0 | -12,9% |

## JCDecaux SA

Société Anonyme à Directoire et Conseil de Surveillance
Capital de 3 378 284,27 €
Siège Social : 17, rue Soyer - 92200 - NEUILLY SUR SEINE (France)
307 570 747 R.C.S NANTERRE

---

Chiffre d'Affaires
(En millions d'Euros)
**Turnover (in million Euros)**

| | **Comptes Consolidés** *(Consolidated accounts)* | | |
|---|---|---|---|
| | **2002** | **2001** | **Variations** |
| | **1er Trimestre** au 31/03/02 (en M Euros) | **1er Trimestre** au 31/03/01 (en M Euros) | **1er Trimestre** 2002 vs 2001 |
| | **1st quarter at 03/31/02** | **1st quarter at 03/03/01** | **FY 2002/2001** |
| **Mobilier Urbain** *(street furniture)* | 198,8 | 188,1 | 5,7% |
| **Affichage** *(billboard)* | 93,2 | 81,3 | 14,6% |
| **Transport** | 66,6 | 73,1 | -8,9% |
| **Total** | 358,6 | 342,5 | 4,7% |

FILE 82-5247
Issuer :
JCDecaux
Country : France

JCDecaux

## JCDECAUX AND AFFICHAGE HOLDING STRENGTHEN THEIR CO-OPERATION IN CENTRAL EUROPE

Communication Extérieure

**May 7, 2002** - **JCDecaux SA** (Euronext Paris : DEC), a world leader in outdoor advertising and the largest outdoor group in Europe, and **Affichage Holding SA** (Zürich : AFFN.S), the Swiss market leader and world n° 6 in this sector, announced today that they are strengthening their co-operation in Central Europe.

As members of Europlakat International (EPI), Affichage Holding is a partner of Gewista, the Austrian leader in outdoor advertising, whose principal shareholder is JCDecaux.

To accelerate their growth in countries such as Hungary, Slovenia, Croatia, Bosnia, Macedonia, Bulgaria and Serbia - where an average of 8 % of advertising expenditures are spent in the outdoor sector – JCDecaux and Affichage Holding have agreed to invest some €68 million (100 million Swiss francs) over the next five years in Central Europe. The strengthened co-operation between the two companies will also be marked by an increase in Affichage Holding's share in EPI from 49% to 50%, in line with the numerous partnerships established by JCDecaux in Europe, who will hold the other 50 % of EPI.

In the context of this co-operation, and on the occasion of the re-election of its Board of Directors, the Board of Affichage Holding will propose at the Company's next General Meeting that Mr. Jean-François Decaux join its Board, simultaneously with the appointment of two other new members - Mr. Klaus Hug from Berne and Mr. Jean-Claude Marchand from Geneva.

Jean-François Decaux, Chairman of the Executive Board and co-CEO of JCDecaux, said: *"I am very pleased to be proposed to join the Board of Affichage Holding, one of the most prestigious media companies in Switzerland, formed over 100 years ago, of which JCDecaux owns 30 % of the share capital. The two groups have the special characteristic of being focused on the field of outdoor advertising and share a common vision regarding the development of the medium."*

Christian Kauter, Managing Director of Affichage Holding, commented: *"We are particularly delighted with our co-operation with JCDecaux in EPI. This move is very positive because we shall be moving forward with a strong partner, and it will stimulate EPI's capacity for rapid growth."*

**JCDecaux**

FILE 82-5247
Issuer :
JCDecaux
Country : France

***Key Information on the Group:***
- *Listed on Euronext Paris ; part of the SBF 120 index*
- *2001 sales of 1.5 billion euros*
- *N°1 worldwide in street furniture*
- *N°1 worldwide in airport advertising*
- *N°1 in Europe for billboards*
- *580, 000 advertising panels in 39 countries*
- *7,300 employees*
- *Present in 3,200 cities with over 10,000 inhabitants*

For more information, contact:


**Press Relations**
Raphaele Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
Raphaele.Rabatel@jcdecaux.fr

**Investor Relations**
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

**Financial Dynamics**
Tim Spratt
Tel: +44 207 831 3113
Fax : +44 207 831 6341
tim.spratt@fd.com